For Immediate Release
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Completes Acquisition of 49 Percent Stake
In Yancheng China Water Company

Acquisition expands Company’s presence in China to More Than 1 Million Residents and to 3.6 Million Residents Worldwide

London, U.K., April 29, 2008 - Cascal N.V. (NYSE: HOO), a leading provider of water and wastewater services in seven countries, today announced that its China Water subsidiary had acquired a 49 percent stake in an equity joint venture in Yancheng City, China. The new joint venture company, Yancheng China Water Company, which partners Cascal with the Municipality of Yancheng, will formally commence operations on May 1, 2008, for a period of 30 years.

To complete the transaction, Cascal delivered the balance of the purchase consideration (total Rmb 200 million*) and Yancheng China Water Company received the required business license from the Yancheng Industrial and Commercial Administrative Bureau. Over the initial 3 years, Cascal expects the new joint venture company to achieve revenues rising from approximately Rmb 66 million to Rmb81 million and EBITDA margins improving from approximately 35% to greater than 40%

Cascal currently operates long-term projects in Fuzhou, Yanjiao, Xinmin, Qitaihe, and now Yancheng, and expects to complete another Chinese acquisition in the next few months.

Cascal Chief Executive Officer, Stephane Richer, commented, “We are delighted to have brought the Yancheng transaction to a successful conclusion. Cascal is firmly established and growing in China, and we are confident that the country will present us with additional growth opportunities. The completion of the Yancheng acquisition now brings the number of Chinese provinces within which we operate to five, providing potable water to more than one million residents.”

In addition to a number of industrial and commercial enterprises, the Yancheng China Water Company provides potable water services to a residential population of approximately 600,000. Yancheng City is situated on the eastern seaboard of the economically vibrant Jiangsu province, and is approximately 400 km north east of Shanghai. The city has recently enjoyed double-digit annual economic growth, and its core industries are automotive and chemical production.

*As of April 28, 2008, the exchange rate was US$1 to Rmb 7.00

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 3.6 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Prospectus for our initial public offering. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.